

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 5, 2010

Ms. Victoria D. Salhus
Senior Vice President, Deputy General Counsel and Secretary
Cablevision Systems Corporation
1111 Stewart Avenue
Bethpage, New York 11714

> **Re: Cablevision Systems Corporation**
> **Registration Statement on Form S-4**
> **Filed April 16, 2010**
> **File No. 333-166144**

This is to advise you that we are conducting a limited review of the filing noted above for compliance with comments outstanding on your Form 10-K for the fiscal year ended December 31, 2009. Upon resolution of the Form 10-K comments, and the comments provided below, we will be in a position to address a request for acceleration of your registration statement.

Cautionary Statement Regarding Forward-Looking Statements, page ii

1. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the Private Securities Litigation Reform Act of 1995 or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

The Exchange Offer, page 2

2. We note your disclosure that you will complete the exchange and issue the new notes "as soon as possible" after the expiration date. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

We Can Amend or Extend the Exchange Offer, page 22

3. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

<u>Conditions, page 29</u>

4. We note that you may terminate the exchange offer if you "deem it advisable." Please revise to include an objective standard for the determination of whether a condition has been satisfied.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

    - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

    - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

    - the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

    Please contact Reid S. Hooper, Attorney-Adviser, at (202) 551-3359, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810, with any questions.

                                    Sincerely,

                                    Larry Spirgel
                                    Assistant Director

cc: Robert W. Downes, Esq.
       Sullivan & Cromwell LLP
       Via Facsimile: (212) 291-9043

Ms. Victoria D. Salhus
Cablevision Systems Corporation
May 5, 2010
Page 3